Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

+44 20 80929299

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

November 18, 2025

Re:	Aptorum Group Limited
Registration Statement on Form F-1
Filed on November 17, 2025
File No. 333-291593

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-291593) filed by Aptorum Group Limited on November 17, 2025 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at +44 20 80929299.

Sincerely,

By:	/s/ Ian Huen
Name:	Ian Huen
Title:	Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC